United States securities and exchange commission logo





                 March 9, 2021

       Michael A. Farlekas
       Chief Executive Officer
       E2open Parent Holdings, Inc.
       9600 Great Hills Trail, Suite 300E
       Austin, TX 78759

                                                        Re: E2open Parent
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2021
                                                            File No. 333-253969

       Dear Mr. Farlekas:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Claire James, Esq.